SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  10 July 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland Group

Re-Issue from Treasury Stock to Trustees of Staff Stock Schemes

Bank of Ireland announces that it has re-issued 3,942,009 units of Ordinary Stock of nominal value of €0.64 each (Ordinary Stock) from Treasury Stock to the Trustees of the Staff Stock Issue Scheme, Republic of Ireland and to the Trustees of the Stock Incentive Plan, UK at €4.51 per unit.

Following the re-issue, Bank of Ireland holds 22,229,493 units of Ordinary Stock as Treasury Stock. The number of units of Ordinary Stock in issue is now 1,003,996,186 excluding Treasury Stock.

The number units of Euro Preference Stock in issue is 3,026,598 and the number of units of Sterling Preference Stock in issue is 1,876,090.

10 July 2008

Enquires:

John Clifford, Group Secretary
+353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 10 July 2008